                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   BELK, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                      N/A
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Ralph A. Pitts
                                   Belk, Inc.
                             2801 West Tyvola Road
                      Charlotte, North Carolina 28217-4500
                                 (704) 357-1000
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                    Copy to:
                              John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                  May 2, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 15 Pages)

CUSIP NO.  N/A                         13D      PAGE    2     OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          John M. Belk

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER             7,946,606
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER         10,437,047(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER        7,946,606
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER    10,437,047(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,383,653
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.8%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 2 of 15 Pages

CUSIP NO.  N/A                         13D      PAGE     3    OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          Thomas M. Belk, Jr.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER             1,121,033
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER          6,092,572(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER        1,121,033
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER     6,092,572(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,213,605
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.1%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 3 of 15 Pages

CUSIP NO.   N/A                        13D      PAGE     4    OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          H. W. McKay Belk

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER            1,096,549
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER         5,887,584(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER       1,096,549
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER    5,887,584(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,984,133
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------

--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 4 of 15 Pages

CUSIP NO.  N/A                         13D      PAGE     5    OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          John R. Belk

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER             1,137,804
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER          5,847,593(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER        1,137,804
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER     5,847,593(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,985,397
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 5 of 15 Pages

CUSIP NO.     N/A                      13D      PAGE     6    OF    15    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          Katherine McKay Belk

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER             918,561
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER         6,129,549(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER        918,561
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER    6,129,549(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,048,110
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.8%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 6 of 15 Pages

CUSIP NO.     N/A                      13D      PAGE     7    OF    15    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          Katherine Belk Morris

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00 - See Item 3
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER            1,148,305
  NUMBER OF                                            Class A Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER         5,888,408(1)
  OWNED BY                                             Class A Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER       1,148,305
 PERSON WITH                                           Class A Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER    5,888,408(1)
                                                       Class A Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,036,713
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.8%(2)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------


--------------
(1)  See Item 5.

(2)  Assumes a total of 59,713,460 shares of Class A Common Stock outstanding.


                               Page 7 of 15 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

Item 1.                        Security and Issuer

  The class of equity securities to which this Statement on Schedule 13D relates is the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Belk, Inc. ("Belk"), a Delaware corporation. Belk's principal executive offices are located at 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500.

Item 2.                       Identity and Background

  (a) Pursuant to Rules 13d(1)(k)(1) and (2) of Regulations D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D on behalf of John M. Belk, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk, Katherine McKay Belk, Katherine Belk Morris and Leroy Robinson. Such persons are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. The Reporting Persons own Class A Common Stock both directly and indirectly. See Item 5.

  (b)-(c) John M. Belk

          Mr. Belk's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mr. Belk is the Chairman of the Board of Directors and Chief Executive Officer of Belk.

          Thomas M. Belk. Jr.

          Mr. Belk's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mr. Belk is a President and a director of Belk.

          H. W. McKay Belk

          Mr. Belk's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mr. Belk is a President and a director of Belk.

          John R. Belk

          Mr. Belk's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mr. Belk is a President and a director of Belk.

          Katherine McKay Belk

          Mrs. Belk's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mrs. Belk is currently retired.


                               Page 8 of 15 Pages

          Katherine Belk Morris

          Mrs. Morris' business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mrs. Morris is currently retired.

          Leroy Robinson

          Mr. Robinson's business address is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500. Mr. Robinson is retired.

  (d)-(e) During the last five years, none of the persons identified in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

  (f)     All of the Reporting Persons are citizens of the United States.

Item 3.             Source and Amount of Funds or Other Consideration.

  Pursuant to the Plan and Agreement of Reorganization (the "Reorganization Agreement"), dated as of November 25, 1997, as amended, by and among Belk, Belk Acquisition Co., a South Carolina corporation, and the Belk Companies named therein (the "Belk Companies"), the Belk Companies were merged with and into Belk, with Belk as the surviving corporation (the "Reorganization"). At the Effective Time of the Reorganization (as defined in the Reorganization Agreement), each outstanding share of capital stock (other than treasury shares and shares held by Belk Companies in other Belk Companies) of each Belk Company ("Belk Companies Common Stock") was converted into the right to receive a number of shares of Class A Common Stock as set forth in the Reorganization Agreement. Fractional shares were not issued. The Reporting Persons owned, directly and indirectly, shares of Belk Companies Common Stock that were converted into Class A Common Stock in the Reorganization.

  The foregoing summary of the terms of the Reorganization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Annex B to Belk's Proxy Statement/Prospectus, as mailed to shareholders of the Belk Companies on March 13, 1998, and is specifically incorporated by reference herein.

Item 4.                          Purpose of Transaction.

  The purpose of the underlying transaction which resulted in the Reporting Persons' beneficial ownership was the Reorganization. Upon effectiveness of the Reorganization, each outstanding share of Belk Companies Common Stock converted into the right to receive a number of shares of Class A Common Stock, as set forth in the Reorganization Agreement.

  The Reporting Persons may, from time to time, increase, reduce or dispose of their investment in Belk, depending on general economic conditions in the markets in which Belk operates, the market price of the Class A Common Stock, the availability of funds, other opportunities available to the Reporting Persons, and other considerations.

  Other than those changes instituted upon effectiveness of the Reorganization Agreement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4


                               Page 9 of 15 Pages
of Schedule 13D. Such changes pursuant to the Reorganization Agreement included changes to the Board of Directors, an increase in authorized stock and amendments to the Certificate of Incorporation and Bylaws.

Item 5.                  Interest in Securities of the Issuer.

  (a)-(b) The Reporting Persons own shares of Class A Common Stock both directly and indirectly. The following chart demonstrates such ownership. An asterisk indicates less than 1% ownership for any particular entity through which such shares of Class A Common Stock are indirectly held.

                                                         Percentage of
                                    Number of         Outstanding Class A         Attributed
              Owner               Shares Owned          Common Stock(l)      Beneficial Ownership
              -----               ------------          ---------------      --------------------
  Montgomery Investment            2,079,910                3.483%          John M. Belk has shared power
  Company                                                                   to dispose of and direct the
                                                                            voting of these shares(2)

  Brothers Investment Company      1,484,374                2.486%          John M. Belk and Estate of
                                                                            Thomas M. Belk share
                                                                            disposition and voting power
                                                                            over these shares(3)

  Mary Claudia, Inc.                  15,448                   *            John M. Belk has shared power
                                                                            to dispose of and direct the
                                                                            voting of these shares(2)

  Claudia Watkins Belk Grantor         6,555                   *            John M. Belk has shared power
  Trust dated 2/23/96                                                       to dispose of and direct the
                                                                            voting of these shares(4)

  Claudia W. Belk Tr. u/a f/b/o       21,862                   *            John M. Belk has shared power
  Mary Claudia Belk                                                         to dispose of and direct the
                                                                            voting of these shares(4)

  Mary Claudia Belk Irrevocable      102,070                   *            John M. Belk has shared power
  Trust dated 1/4/94                                                        to dispose of and direct the
                                                                            voting of these shares(4)

  Milburn Investment Company         444,212                   *            Estate of Thomas M. Belk(3)

  Thomas M.Belk, Trust dated       3,706,151               6.2065%          Shared(5)
  September 15, 1993

  Trusts established by            1,140,080              1.90925%          Shared(6)
  W. H. Belk

  Trusts under the will of         1,436,385              2.4054%           Shared(7)
  Mary I. Belk

  Thomas Belk, Jr. (as custodian     226,521                   *            Thomas M. Belk, Jr. has shared
  for his minor children)                                                   power to vote and direct the
                                                                            disposition of these shares


                              Page 10 of 15 Pages

                                                           Percentage of
                                        Number of       Outstanding Class A        Attributed
                Owner                 Shares Owned        Common Stock(l)      Beneficial Ownership
                -----                 ------------        ---------------      --------------------
  Thomas M. Belk, Jr. (as                207,855                 *             Thomas M. Belk, Jr. has shared
  custodian for the minor children                                             power to vote and direct the
  of H. W. McKay Belk)                                                         disposition of these shares

  Sarah F. Belk (wife of                  23,459                 *             Thomas M. Belk, Jr. has shared
  Thomas M. Belk, Jr.)                                                         power to vote and direct the
                                                                               disposition of these shares

  H. W. McKay Belk (as                   227,877                 *             H. W. McKay Belk has shared
  custodian for his minor                                                      power to vote and direct the
  children)                                                                    disposition of these shares

  Nina F. Belk (wife of                   24,970                 *             H. W. McKay Belk has shared
  H. W. McKay Belk)                                                            power to vote and direct the
                                                                               disposition of these shares

  John R. Belk (as custodian for         191,333                 *             John R. Belk has shared power to
  his minor children)                                                          vote and direct the disposition of
                                                                               these shares

  Kimberly D. Belk (wife of               21,523                 *             John R. Belk has shared power to
  John R. Belk)                                                                vote and direct the disposition of
                                                                               these shares

  Katherine Belk Morris (as              228,701                 *             Katherine Belk Morris has shared
  custodian for her minor                                                      power to vote and direct the
  children)                                                                    disposition of these shares

  Charles Walker Morris (husband          24,970                 *             Katherine Belk Morris has shared
  of Katherine Belk Morris)                                                    power to vote and direct the
                                                                               disposition of these shares

  Katherine M. Belk (as custodian        494,812                 *             Katherine M. Belk has shared
  for her minor grandchildren)                                                 power to vote and direct the
                                                                               disposition of these shares

  John M. Belk                         7,946,606             13.3079%          John M. Belk has the sole power
                                                                               to vote and direct the disposition
                                                                               of these shares

  Thomas M. Belk, Jr.                  1,121,033               1.877%          Thomas M. Belk, Jr. has the sole
                                                                               power to vote and direct the
                                                                               disposition of these shares

  H. W. McKay Belk                     1,096,549              1.8364%          H. W. McKay Belk has the sole
                                                                               power to vote and direct the
                                                                               disposition of these shares


                              Page 11 of 15 Pages

                                                           Percentage of
                                       Number of       Outstanding Class A        Attributed
                Owner                Shares Owned        Common Stock(l)      Beneficial Ownership
                -----                ------------        ---------------      --------------------
  John R. Belk                        1,137,804             1.9054%            John R. Belk has the sole power
                                                                               to vote and direct the disposition
                                                                               of these shares

  Katherine McKay Belk                  918,561             1.5383%            Katherine McKay Belk has the
                                                                               sole power to vote and direct the
                                                                               disposition of these shares

  Katherine Belk Morris               1,148,305              1.923%            Katherine Belk Morris has the
                                                                               sole power to vote and direct the
                                                                               disposition of these shares

--------------------------
(1) Calculated on the basis of 59,713,460 shares of Class A Common Stock outstanding.
(2) John M. Belk is the majority shareholder of Montgomery Investment Company and of Mary Claudia, Inc.
(3) Voting and Disposition power is shared by John M. Belk, Katherine McKay Belk, Kathrine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.
(4) Mr. Belk's wife is the trustee of the Claudia Watkins Belk Grantor Trust dated 2/23/96, the Claudia W. Belk Tr. u/a f/b/o Mary Claudia Belk and the Mary Claudia Belk Irrevocable Trust dated 1/4/94.
(5) Voting and disposition power is shared by John M. Belk, Katherine McKay Belk, Katherine Belk Morris, Thomas M. Belk, Jr., H. W. McKay Belk, John R. Belk and Leroy Robinson.
(6) Voting and disposition power for the trusts for John M. Belk and certain other Belk family members is shared by John M. Belk and certain other trustees.
(7) Voting and disposition power for the trusts for John M. Belk and certain other Belk family members is shared by John M. Belk and certain other trustees.

       (c) Except for the issuance of the shares of Class A Common Stock pursuant to the Reorganization Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein), no transactions in Class A Common Stock were affected during the past 60 days by any of the entities or natural persons listed in this Item 5.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

       (e)   Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships
                           with Respect to Securities of the Issuer.

          Other than the Reorganization Agreement described in response to Items 3 and 4 (which responses are specifically incorporated by reference herein) and any ancillary documents executed pursuant to the Reorganization Agreement, there are no contracts, arrangements, understandings or relationships with respect to the shares of Class A Common Stock owned by the Reporting Persons.


                               Page 12 of 15 Pages

Item 7.                Material to be filed as Exhibits.

       The following Exhibits are filed as part of this Schedule 13D Statement:

Exhibit A -- Plan and Agreement of Reorganization, dated as of November 25,
             1997, by and among Belk, Belk Acquisition Co. and the Belk Companies (incorporated by reference to Exhibit 2.1 to Belk's Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on March 5, 1998).

Exhibit B -- Agreement to file Schedule 13D jointly pursuant to Rule
             13d-1(k)(1)(iii).


                               Page 13 of 15 Pages

                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: May 12, 1998.


                                             JOHN M. BELK
                                             /s/ John M. Belk
                                             -----------------------------------

                                             THOMAS M. BELK, JR.
                                             /s/ Thomas M. Belk, Jr.
                                             -----------------------------------

                                             H. W. MCKAY BELK
                                             /s/ H. W. McKay Belk
                                             -----------------------------------

                                             JOHN R. BELK
                                             /s/ John R. Belk
                                             -----------------------------------

                                             KATHERINE MCKAY BELK
                                             /s/ Katherine McKay Belk
                                             -----------------------------------

                                             KATHERINE BELK MORRIS
                                             /s/ Katherine Belk Morris
                                             -----------------------------------

                                             LEROY ROBINSON
                                             /s/ Leroy Robinson
                                             -----------------------------------


                              Page 14 of 15 Pages

                               INDEX TO EXHIBITS

Exhibit           Description
-------           -----------
  A               Plan and Agreement of Reorganization, dated as of November 25,
                  1997, by and among Belk, Belk Acquisition Co. and the Belk
                  Companies (incorporated by reference to Exhibit 2.1 to Belk's
                  Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on March 5, 1998).

  B               Agreement to file Schedule 13D jointly pursuant to Rule
                  13d-1(k)(1)(iii), filed herewith.



                               Page 15 of 15 Pages